                                                           Exhibit (a)(5)(xxiii)

PRESS RELEASE

FOR IMMEDIATE RELEASE:
----------------------

       WHX CORPORATION ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR
                               BAIRNCO CORPORATION

      RYE, NY - APRIL 16, 2007 -- WHX Corporation (Pink Sheets:  WXCP.PK; "WHX")
announced  today that it has  successfully  completed  its cash tender  offer to purchase up to all of the outstanding  shares of Bairnco  Corporation  (NYSE:BZ;
"Bairnco") for $13.50 per share. The tender offer expired, as scheduled, at 5:00
p.m., New York City time, on Friday, April 13, 2007.  Approximately 88.9% of the outstanding  Bairnco  shares  were  tendered in response to the $13.50 per share cash tender offer.

      Based upon a preliminary tally by American Stock Transfer & Trust Company, the  depositary  for the offer,  a total of 6,600,989  shares of Bairnco  common stock were validly  tendered in the offer and not  withdrawn  (including  14,377 shares tendered pursuant to guaranteed  delivery  procedures).  WHX has accepted for purchase all Bairnco shares validly tendered in the offer and not withdrawn.
Payment for the tendered shares,  at the offer price of $13.50 per share, net to the seller in cash and without interest, will be made promptly.

      As promptly  as  practicable,  WHX  intends to take all action  within its control to effect a merger of BZ Acquisition  Corp., the acquisition  subsidiary for the tender offer,  with Bairnco in which each share of Bairnco  common stock that  remains  outstanding  (other  than shares  owned by WHX or BZ  Acquisition
Corp., shares owned by Bairnco as treasury stock and shares held by stockholders who properly  exercise their appraisal  rights) will  automatically be converted into the right to receive the same $13.50 per share cash  consideration  paid in the tender offer.

For additional information:

Daniel Sullivan and Bob Sandhu
MacKenzie Partners, Inc.
(212) 929-5500